Exhibit 99.1

The following is an excerpt from an interview of Richard F. Hermanns, Chairman and CEO of HireQuest, Inc., conducted by Maria Bartiromo. The interview originally appeared on June 10, 2025 on the Mornings with Maria show on Fox Business Network.

Maria Bartiromo: Now let me ask you, Rick, about your efforts to acquire TrueBlue for so long. The Company made that proposal to acquire TrueBlue but the TrueBlue board of directors rejected the offer. You’ve been trying to acquire this company for like two years or something, where are you on those efforts? Do you still want to acquire this company and what would that do in terms of scale for your own business.

Richard Hermanns: So, that’s a good questions. Yes, we’re still very much interested in acquiring TrueBlue, and those efforts are ongoing. Unfortunately, as we’ve said publicly, they’ve avoided talking to us. But, from a scale perspective, you know, it would, it would probably triple the size of HireQuest which would be, you know, obviously a major upscaling of our size. But more importantly, and what we’re really trying to get through to the investment community is our franchise system will unleash hundreds of millions of dollars that is trapped inside of the current TrueBlue system. Because what we do, like I said at the beginning, we have more than 400 franchisees, and what we’ve done in the past as we’ve acquired companies, is we’ve converted them to franchises. And so, even with the underlying job market as it is, I think that franchising and gig employment is going to be more and more important because then the employees themselves are able to balance work-life issues far better by being owners.

Bartiromo: Yeah.

Hermanns: And so, again, we are continuing on our efforts to acquire TrueBlue.